UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

TABLE OF CONTENTS

Item	Page

Report of a Material Event (Resolutions regarding (1) Proposed Share Consolidation); (2) Proposed Change in Board Lot Size on the Hong Kong Stock Exchange; (3) Proposed Increase in Authorized Share Capital); and (4) Proposed Rights Issue)	3

Signatures	5

Exhibit Index	6

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Report of a Material Event (1) Proposed Share Consolidation; (2) Proposed Change in Board Lot Size on the Hong Kong Stock Exchange; (3) Proposed Increase in Authorized Share Capital); and (4) Proposed Rights Issue on the Basis of Three Rights Shares For Every One Consolidated Share Held on the Record Date On A Non-Underwritten Basis:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and American Depository Shares (“ADSs”) that are traded on the NYSE American under the trading symbol “GRFX”.

Reference is made to the Report on Form 6-K filed by the Company on 3 December, 2024 regarding a report a material events regarding certain proposed transactions (collectively, the “Proposed Transactions”): (1) a proposed share consolidation of the ordinary shares of the Company (“Proposed Share Consolidation”); (2) a proposed change in the lot size for trading on the HKSE (“Proposed Change in Board Lot Size”); (3) a proposed increase in the authorized capital of the Company (“Proposed Increase in Authorized Share Capital”); (4) a proposed rights issuance to the holders of the ordinary shares of the Company on the basis of three (3) rights shares (“Rights Shares”) for every one (1) consolidated share held on the record date of such offering on a non-underwritten basis (“Proposed Rights Issue”).

This Report supplements the information previously provided regarding the Proposed Transactions by providing a copy of the Circular of the Company dated 27 January 2025 (the “Circular”) that includes the Letter from the Board of Directors of the Company, the Letter from the independent Board Committee of the Company, the letter from the Independent Financial Adviser to the Company, and the Notice of the extraordinary general meeting of the Company to be convened to consider and, if thought fit, approve, among other things, the Proposed Transactions.

The following provisions were provided in the Circular regarding the ADS:

The Rights Share(s) may not be offered or sold in the United States, to any U.S. Person as defined by the Securities Act, or to any of the holders of the American Depositary Shares that are listed for trading on the NYSE American unless there is a registration of such securities under the Securities Act or an exemption from the registration requirements of the Act is available. The Company does not intend to make any such registration.

The Rights Issue and the Right Shares of the Company issuable upon the exercise of such share rights have not been registered under the Securities Act of, or any securities laws of any state in, the United States. No securities of the Company may be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration or an applicable exemption from such registration requirements. As provided in registration statement on Form F-1 that was filed by the Company with the U.S. Securities and Exchange Commission and declared effective on 16 August 2022, and under the terms and conditions of the Deposit Agreement, the Company may exclude the ADS Holders for newly issued Rights Shares. The Company does not intend to offer the Rights Issue to the ADS Holders.

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As provided in the Deposit Agreement, the Depositary may to the extent deemed by it to be lawful and practical sell the nil-paid rights and distribute the net proceeds of that sale to the ADS Holders entitled to those proceeds. The Depositary will use reasonable efforts to sell the nil-paid rights in proportion to the number of ADS held by the applicable ADS Holders and pay the net proceeds to such ADS Holders otherwise entitled to the nil-paid rights that were sold, upon an averaged or other practical basis without regard to any distinctions among such ADS Holders because of exchange restrictions or the date of delivery of any ADS or otherwise. The Depositary may enter into any arrangements with the Company or persons acting on behalf of the Company to effect the orderly disposal or such nil-paid rights. There is no assurance that the nil-paid rights may be sold at a price greater than the related expenses allocable to ADS Holders. To the extent the nil-paid rights are not disposed of, the Depositary shall permit the nil-paid rights to lapse unexercised and the ADS Holders will not be entitled to any compensation or distribution. An ADS Holders that is not a U.S. person that would like to participate in the Rights Issue and invest in the Right Share(s) (whether in nil-paid or fully-paid form) would need to convert their ADS to Shares or Consolidated Shares (as the case may be) prior to the record date for the Rights Issue specified in this circular.

The Company expects to further supplement this Report by providing a copy of the Notice for the Benefit of Owners of the ADSs and a form of Voting Card for the ADS.

On 27, January 2025 the Company provided an announcement (the “Announcement”) under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), that included a copy of the Circular.

The information provided in this Report described above is not complete and subject to the terms and provisions set forth in the Circular provided as Exhibit 99.1 to this Report, which are incorporated herein by reference (and the description herein is qualified in their entirety by reference to such document). The information in this Report is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

Forward Looking Statements

All statements contained in the Announcement other than statements of historical fact, including statements regarding the Company’s future results of operations and financial position, the Company’s business strategy and plans and the Company’s objectives for future operations, are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor in Section 27A and 21E of the Securities Act of 1933 and the Securities Exchange act of 1934, respectively. You can identify some of these forward looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” “potential,” “continue” or other similar expressions. The Company has based these forward looking statements largely on the Company’s current expectations and projections about future events and trends that the Company believes may affect its financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward looking statements involve various risks and uncertainties and there can be no assurance that the forward looking statements will be achieved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

	By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: January 27, 2025

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Offering Circular Regarding Proposed Transactions Dated 27, January 2025
99.2	Form of Proxy For Use At The Extraordinary General Meeting Or At Any Adjournment Thereof

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